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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                    FORM 8-A

                                 ______________


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ______________


                               CENTEX CORPORATION
             (Exact name of registrant as specified in its charter)



        Nevada                                          75-0778259
 (State of incorporation)                (I.R.S. employer identification number)


  3333 Lee Parkway, Suite 1200
        Dallas, Texas                                             75219
(Address of principal executive offices)                        (Zip Code)


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

  Title of each class                           Name of each exchange on which
    to be so registered                         each class is to be registered

RIGHTS TO PURCHASE JUNIOR PARTICIPATING
PREFERRED STOCK, SERIES D                           NEW YORK STOCK EXCHANGE



  If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check
the following box.  [   ]

  If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On October 2, 1996, the Board of Directors of Centex Corporation, a Nevada corporation (the "Company"), adopted a new stockholder rights plan to replace its Rights Agreement dated as September 17, 1986 (as heretofore amended and supplemented, the "Original Rights Agreement"). The Original Rights Agreement expired on October 1, 1996.

         In connection with the new rights plan, the Board of Directors declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock, par value $.25 per share (the "Common Stock"), to stockholders of record at the close of business on October 15, 1996. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Junior Participating Preferred Stock, Series D, par value $.25 per share (the "Preferred Stock"), at a Purchase Price of $135.00 per Unit, subject to adjustment. The Purchase Price may be paid, at the option of the holder, in cash or shares of Common Stock having a value at the time of exercise equal to the Purchase Price. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 15 percent or more of such outstanding shares of Common Stock. In certain circumstances, the Distribution Date may be deferred by appropriate action by the Board of Directors. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after October 15, 1996 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. FMR Corp. will not be deemed an Acquiring Person unless and until it, together with any affiliated or associated persons as a group, becomes the beneficial owner of 20 percent or more of the outstanding shares of Common Stock.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 12, 2006, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights
Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in connection with the exercise of employee stock options and in connection with the conversion of convertible securities, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.





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         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

        For example, at the Purchase Price of $135.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following the event set forth in the preceding paragraph would entitle its holder to purchase $270.00 worth of Common Stock (or other consideration as noted above) for $135.00. Assuming that the Common Stock had a per share value of $32.625 (the closing price of the Common Stock on October 2, 1996, as reported on the New York Stock Exchange) at such time, the holder of each valid Right would be entitled to purchase 8 whole shares of Common Stock, plus the fractional share of Common Stock or at the Company's option an amount in cash equal to such fractional share of Common Stock, for $135.00.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50 percent or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         At any time after any person becomes an Acquiring Person and prior to the acquisition by such person, together with its affiliates and associates, of beneficial ownership of 50 percent or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than Rights owned by such person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a Unit of Preferred Stock (or a share of a class or series of the Company's Preferred Stock having equivalent rights, preferences and privileges) per Right (subject to adjustment).

        The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of Units of Preferred Stock issuable upon exercise of a Right are also subject to adjustment in the event of a stock split of the shares





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of Common Stock or a stock dividend on the shares of Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

         Shares of Preferred Stock purchasable upon exercise of the Rights will not be subject to redemption by the Company. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00, but will be entitled to an aggregate dividend of 100 multiplied times the payment made per share of Common Stock. In the event of liquidation, the holder of shares of Preferred Stock will be entitled to a minimum preferential liquidation payment of $100.00 plus accrued and unpaid dividends, but will be entitled to an aggregate payment of 100 multiplied times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 multiplied times the amount received per share of the Common Stock. These rights are protected by customary antidilution provisions.

         Because of the nature of the dividend, liquidation and voting rights with respect to the shares of Preferred Stock, the value of a Unit of Preferred Stock purchasable upon exercise of each right should approximate the value of one share of Common Stock.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         At any time until fifteen days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash or stock). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

         The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

         Until a Right is exercised, the holder thereof, as such, will have no rights, as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.





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         The terms of the Rights may be amended by the Board of Directors of the
Company in any manner prior to the Distribution Date, except for a supplement or amendment that reduces the redemption price or provides for an earlier expiration date for the Rights. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. Under certain circumstances set forth in the Rights Agreement, the Rights Agreement may be supplemented or amended only if (A) there are Continuing Directors then in office and (B) the Board of Directors of the Company with the concurrence of a majority of the Continuing Directors, determines that such supplement or amendment is in the best interests of the Company and its stockholders.

         The shares of Preferred Stock shall rank, with respect to the payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Company, junior to all other series of Preferred Stock of the Company, unless the Board of Directors of the Company shall specifically determine otherwise in fixing the powers, preferences and relative, participating, optional and other special rights of the shares of any such other series in the qualifications, limitations and restrictions thereof.

         As of October 2, 1996, there were 28,593,336 shares of Common Stock outstanding and no shares in the treasury. As of October 2, 1996, there were 5,301,632 shares of Common Stock reserved for issuance in connection with the Company's employee benefit plans. One Right will be distributed to holders of the Common Stock for each share of Common Stock owned of record by them on October 15, 1996. One Right will be issued with respect to each share of Common Stock that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date. In certain circumstances, the Company may issue Rights with respect to the shares of Common Stock issued following the Distribution Date and prior to the earlier of the Redemption Date and the Final Expiration Date. The Company's Board of Directors has initially reserved for issuance upon exercise of the Rights 1,000,000 shares of Preferred Stock, which number is subject to adjustment from time-to-time in accordance with the Rights Agreement.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner or on terms not approved by the Board of Directors. The Rights, however, should not deter any prospective offeror willing to negotiate in good faith with the Board of Directors, nor should the Rights interfere with any merger or business combination approved by the Board of Directors of the Company prior to an Acquiring Person's acquiring 15 percent or more of the shares of Common Stock.

         A copy of the Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is attached as an Exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.





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ITEM 2.  EXHIBITS.

  4. Rights Agreement, dated as of October 2, 1996, between Centex Corporation and ChaseMellon Shareholder Services, L.L.C., which includes as Exhibit B the Form of Rights Certificate.





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                                   SIGNATURE

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Form 8-A Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        CENTEX CORPORATION




                                        By:   /s/ RAYMOND G. SMERGE
                                              --------------------------------
                                              Raymond G.Smerge,
                                              Vice President, Chief
                                              Legal Officer and Secretary


Date:  October 3, 1996





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                               INDEX TO EXHIBITS

Exhibit                      Description


   4 Rights Agreement, dated as of October 2, 1996, between Centex Corp. and ChaseMellon Shareholder Services, L.L.C., which includes as Exhibit B the Form of Rights Certificate.